# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST TRUST EXCHANGE-TRADED FUND VIII, CIK 0001667919
CUSIP: 33740F250
Title of class of securities: Exchange Traded Product
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, Illinois (IL), 60187
Date of event which requires filing of this statement: 06/30/2025
Amends the filing with accession number 0001085146-25-004213
Filed by CIK 0001743404

## Reporting persons
- FOUNDATIONS INVESTMENT ADVISORS, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 0; sole dispositive power 20,179; shared dispositive power 0; aggregate amount beneficially owned 20,179 (3.1% of the class)
  Comment: This Amendment No. 1 is being filed to correct the Schedule 13G initially filed on July 28, 2025, with respect to this security of FIRST TRUST EXCHANGE-TRADED FUND VIII. Upon further review, the Reporting Person has determined that, as of June 30, 2025, it did not beneficially own more than five percent of the outstanding class of securities of the Issuer.

## Item 1. Issuer
Name of issuer: FIRST TRUST EXCHANGE-TRADED FUND VIII
Address of issuer's principal executive offices:
120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, ILLINOIS
60187

## Item 2. Person Filing
Name of person filing: FOUNDATIONS INVESTMENT ADVISORS, LLC
Address of principal business office or, if none, residence:
4050 E. COTTON CENTER BLVD.
SUITE 40
PHOENIX, Arizona
85040
Citizenship: FOUNDATIONS INVESTMENT ADVISORS, LLC - ARIZONA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 20,179
Percent of class: 3.1
Sole power to vote or to direct the vote: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0
Shared power to vote or to direct the vote: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0
Sole power to dispose or to direct the disposition: FOUNDATIONS INVESTMENT ADVISORS, LLC - 20,179
Shared power to dispose or to direct the disposition: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- FOUNDATIONS INVESTMENT ADVISORS, LLC: /s/Marc Pugsley, CCO (08/01/2025)